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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR

     For Period Ended:       MARCH 31, 1997
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

                          AvTEL COMMUNICATIONS, INC.
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Former Name if Applicable

                         HI, TIGER INTERNATIONAL, INC.
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Address of Principal Executive Office (Street and Number)

                          130 CREMONA DRIVE, SUITE C
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City, State and Zip Code

                            SANTA BARBARA, CA 93117
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


          Due to a pending acquisition by the Registrant of Matrix Telecom, Inc., a Texas corporation, the Company's management, accounting and other resources have not been able to direct sufficient time and attention to the proper preparation and filing of Form 10-QSB for the quarter ended March 31, 1997, without unreasonable effort and expense.

          On April 29, 1997, the Registrant entered into a Stock Exchange Agreement with Matrix Telecom, Inc., a Texas corporation ("Matrix") pursuant to which twenty-one (21) persons or entities who own 100% of the issued and outstanding common of stock of Matrix ("Matrix Stockholders") will exchange such common stock for an aggregate of 34,590,049 of the Registrant's $.001 par value common stock. As a result of the transaction, the Matrix Stockholders will, after giving effect to the exchange, acquire and hold approximately 79% of the issued and outstanding common stock of the Registrant on a fully diluted basis.

                                                                SEC 1344 (11-91)

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             JAMES P. PISANI                  (805)        685-0355, EXT. 702
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
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                          AvTEL COMMUNICATIONS, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  MAY 12, 1997                  By  /s/ JAMES P. PISANI
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                                       James P. Pisani, Executive Vice President
                                       Chief Operating Officer and
                                       Chief Financial Officer
                                       (Principal Financial and Accounting
                                        Officer)